NEUBERGER BERMAN BD LLC

Statement of Financial Condition

December 31, 2017

(With Reports of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J Dempsey (212) 476-8538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, James J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman BD LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public New York, New York

ROBERT CIRAOLA
Notary Public, State of New York
Registration #01CI5086542
Qualified In Richmond County
Commission Expires Oct. 20, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member and Directors
Neuberger Berman BD LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Neuberger Berman BD LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2009.

New York, New York
February 27, 2018

NEUBERGER BERMAN BD LLC

Statement of Financial Condition

December 31, 2017

(In thousands)

Assets		
Cash and cash equivalents	$	16,405
Cash segregated for the exclusive benefit of customers		100
Investments, at fair value		14,346
Receivables:		
Clearing broker-dealer		621
Distribution revenue receivable		2,561
Due from affiliates		225
Total assets	$	34,258

Liabilities and member's capital		
Liabilities		
Deferred income	$	12,220
Broker-dealers		3,085
Securities sold, not yet purchased, at fair value		526
Accounts payable and accrued expenses		996
Total liabilities		16,827
Commitments and contingencies (note 6)		
Member's capital		17,431
Total liabilities and member's capital	$	34,258

See accompanying notes to this Financial Statement.

NEUBERGER BERMAN BD LLC

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands, except where noted)

(1) Organization and Description of Business

Neuberger Berman BD LLC, a Delaware limited liability company (NBBD LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). NBBD LLC is a registered broker-dealer and registered investment adviser with the Securities and Exchange Commission and a registered introducing broker with the National Futures Association.

NBBD LLC is engaged principally in providing distribution services to registered mutual funds that are part of the Neuberger Berman mutual funds complex (Mutual Funds). The Company also introduces Neuberger Berman Investment Advisers LLC (NBIA) clients' securities transactions on a fully disclosed basis through National Financial Services LLC, which also serves as custodian for certain of NBIA's clients.

On January 1, 2017, the Company changed its name to Neuberger Berman BD LLC and transferred its remaining investment advisory agreements to NBIA. On January 30, 2017, the Company paid a dividend in the amount of $94.3 million to NBIA.

(2) Significant Accounting Policies

(a) Basis of Presentation

This statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition . Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at Citibank, N.A. and other liquid investments that are payable on demand. At December 31, 2017, the Company held money market mutual fund investments of $16.4 million. Approximately $5 is held as cash with Citibank.

(c) Cash Segregated For The Exclusive Benefit of Customers

At December 31, 2017, cash of $100 was segregated in a special reserve bank account for the exclusive benefit of customers. Such amounts are not available for the creditors of the Company.

(c) Investments

Investments held by the Company are carried at market or fair value. Investments in money market funds are valued using the year end quoted net asset value per share.

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(d) *Fair Value of Investments*

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 are, among other things, listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. General and limited partner interests, certain loans and bonds and collateralized loan obligations are examples of investments that would be included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

(e) *Securities Transactions*

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management.

(f) *Deferred Income*

Deferred income represents certain incentives received from our clearing broker that are being amortized on a straight line basis over the life of the clearing agreement.

(g) *Income Taxes*

Income taxes are accounted for using the liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. To the extent that deferred tax assets are considered more likely than not to be unrealizable, valuation allowances are provided. The Company records its income taxes receivable and payable based upon its estimated tax liability.

The Company records uncertain tax positions in accordance with ASC 740, "*Accounting for Income Taxes*", wherein a tax benefit is recognized if a tax position taken is more likely than not to be sustained on the basis of the technical merits of the position as of the reporting date. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of the income tax provision.

(h) *New Accounting Standards Not Yet Adopted*

In May 2014, the FASB updated the guidance on revenue recognition. The new guidance seeks to improve comparability by removing inconsistencies in revenue recognition practices. The guidance requires entities to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. This guidance was further updated in March 2016 to clarify how entities should evaluate the principal versus agent aspects of the previously issued revenue guidance. The new guidance is effective for the Company's fiscal year that begins on January 1, 2018 and requires a modified retrospective approach or full retrospective approach to adoption. The Company expects the adoption of this guidance will not have a significant impact on the financial statements of the Company.

NEUBERGER BERMAN BD LLC

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands, except where noted)

(3) Fair Value Measurements

Financial assets and financial liabilities measured at fair value on a recurring basis using the fair value hierarchy levels at December 31, 2017 were as follows:

	December 31, 2017						
	Level 1		Level 2	Level 3		Total	
Financial Assets:							
Cash equivalents	$	16,400	-	-	$	16,400	
Investments		14,346	-	-		14,346	
	$	30,746	-	-	$	30,746	
Financial Liabilities:							
Securities sold, not yet purchased	$	46	480	-	$	526	
	$	46	480	-	$	526	

The following is a description of the valuation methodologies used for NBBD LLC investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

Cash equivalents – Cash equivalents consist of excess cash invested in various money market mutual funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

Investments – Investments include equity securities, fixed income securities and sponsored mutual funds. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy. Fixed income securities are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy. Sponsored funds consist of publicly traded funds which are valued using published net asset values and are included in Level 1 of the valuation hierarchy.

Securities sold, not yet purchased – Securities sold, not yet purchased include fixed income securities and equity securities. Fixed income securities are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy.

(Dollars in thousands, except where noted)

(4) Income Taxes

The Company is a single member LLC wholly owned by NBIA, which is a partnership subject to New York City unincorporated business tax ("NYC UBT"). The Company is not itself a taxpayer nor is it considered an entity for NYC UBT purposes. Instead, any NYC UBT income tax assets or liabilities are solely those income, assets or liabilities of NBIA. Although not a taxpayer, the Company calculates a tax provision on a proforma basis, which is settled with NBIA on a modified separate company basis.

As of December 31, 2017, the Company had a deferred tax liability of approximately $50 relating to unrealized gains on investments.

Uncertain tax positions

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. During the period, the Company settled the cumulative balance of unrecognized tax benefits of $11.4 million to NBIA and accrued $24 in respect of the current provision. The income tax liability will be settled to NBIA in the subsequent year. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

(5) Related Party Transactions

Investments include $14.3 million invested in sponsored funds and strategies at December 31, 2017.

At December 31, 2017, NBIA owed the Company $0.2 million which is reflected on the Statement of Financial Condition under "Due from Affiliates".

(6) Commitments and Contingencies

(a) Lease Commitments

NBBD LLC has a contractual obligation under a non-cancelable lease arrangement for a branch office in San Francisco that expires in 2018 and is staffed by employees of NBIA. As such, NBIA pays the rental obligations associated with this branch office. As of December 31, 2017, aggregate minimum future rental payments (before operating expenses and real estate taxes) on the operating lease are $361 through 2018.

(b) Litigation and Contingencies

NBBD LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NBBD LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NBBD LLC accrues the amount it has determined it is most likely to incur. If the amount is not determinable, NBBD LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established

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(Dollars in thousands, except where noted)

reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NBBD LLC's financial condition, results of operations or liquidity.

(7) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., NBBD LLC is subject to the Securities Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1. NBBD LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's (CFTC) Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) $45 under CFTC Rule 1.17, or c) $250 under SEC Rule 15c3-1. As of December 31, 2017, NBBD LLC had net capital of approximately $2.4 million, which exceeded the minimum net capital requirement by approximately $2.2 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

The Company is also subject to other U.S. federal, state and non-U.S. laws, rules and regulations and maintains adequate capital to ensure compliance with such laws, rules and regulations.

(8) Subsequent Events

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 27, 2018, the date the statement of financial condition was available to be issued. All subsequent events requiring recognition have been incorporated into the statement of financial condition.